

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 2, 2016

Charles M. Sonsteby
Principal Financial Officer
The Michaels Companies Inc.
8000 Bent Branch Drive
Irving, Texas 75063

> **Re: The Michaels Companies Inc.**
> **Form 10-K for the Fiscal Year Ended January 30, 2016**
> **Filed March 17, 2016**
> **File No. 1-36501**

Dear Mr. Sonsteby:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Consolidated Statements of Stockholders' Deficit, page F-7

1. We note that excess tax benefits from share-based compensation is disclosed in the consolidated statements of cash flows as a reduction of cash flows from operating activities and an increase in cash flows from financing activities. Please tell us how excess tax benefits are classified in the statement of stockholders' deficit for the periods presented. In addition, please show us how to reconcile stock-based compensation and exercise of stock options and other awards to the amounts disclosed in the consolidated statements of cash flows for each year presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products